                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ___________________


                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                          OPINION RESEARCH CORPORATION
                  --------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                 -----------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    683755102
                          ----------------------------
                                 (CUSIP NUMBER)

                            LLR EQUITY PARTNERS, L.P.
                             THE BELGRAVIA BUILDING
                         1811 CHESTNUT STREET, SUITE 700
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 717-2270
                             ATTENTION: SETH J. LEHR
       -------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 21, 2004
     -----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F), OR 13D-1(G), CHECK THE FOLLOWING BOX |_|

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 2 OF 15 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           LLR Equity Partners, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            1,779,939, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,779,939, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,779,939, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.3%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN - Limited Partnership
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 3 OF 15 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           LLR Capital, L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            1,956,558, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,956,558, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,956,558, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.1%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN - Limited Partnership
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 4 OF 15 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           LLR Capital, LLC
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            1,956,558, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,956,558, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,956,558, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.1%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO - Limited Liability Company
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 5 OF 15 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Howard D. Ross
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            1,956,558, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,956,558, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,956,558, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.1%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN - Individual
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 6 OF 15 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Ira M. Lubert
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            1,956,558, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,956,558, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,956,558, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.1%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN - Individual
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 7 OF 15 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Seth J. Lehr
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            1,956,558, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            1,956,558, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,956,558, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.1%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN - Individual
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 8 OF 15 PAGES
----------------------------------|                       |---------------------


This Amendment No. 1 to Schedule 13D amends and supplements the statement on
Schedule 13D filed on September 11, 2000 by LLR Equity Partners, L.P., LLR Capital, L.P., LLR Capital, LLC, Howard D. Ross and Ira M. Lubert.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Opinion Research Corporation (the "Company"). The Company's principal executive offices are located at 600 College Road East, Suite #4100, Princeton, New Jersey 08540.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Name: This statement is being filed by (1) LLR Equity Partners, L.P., (2) LLR Capital, L.P., (3) LLR Capital, L.L.C., (4) Howard D. Ross, (5) Ira M. Lubert, and (6) Seth J. Lehr (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). LLR Capital, L.P. is the general partner of LLR Equity Partners, L.P. LLR Capital, L.L.C. is the general partner of LLR Capital, L.P. Howard D. Ross, Ira M. Lubert and Seth J. Lehr are managing members of LLR Capital, L.L.C.

The filing of this statement shall not be construed as an admission (i) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, (ii) that this Schedule 13D is legally required to be filed by any of the Reporting Persons or (iii) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

(b) Residence or Business Address: The business address of each of the Reporting Persons is The Belgravia Building, 1811 Chestnut Street, Suite 700, Philadelphia, Pennsylvania 19103.

(c) Principal Occupation/Business:

LLR Equity Partners, L.P. is an investment fund.
LLR Capital, L.P. is the general partner of LLR Equity Partners, L.P.
LLR Capital, LLC is the general partner of LLR Capital, L.P.
Howard D. Ross provides investment services and is a managing member of LLR Capital, L.L.C.
Ira M. Lubert provides investment services and is a managing member of LLR Capital, L.L.C.
Seth J. Lehr provides investment services and is a managing member of LLR Capital, L.L.C.

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 9 OF 15 PAGES
----------------------------------|                       |---------------------

(d) Criminal Convictions: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Court or Administrative Proceedings: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship / State of Organization: LLR Equity Partners, L.P., LLR Capital, L.P., and LLR Capital, LLC are each organized under the laws of the State of Delaware. Howard D. Ross, Ira M. Lubert and Seth J. Lehr are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a purchase agreement (the "Purchase Agreement") dated September 1, 2000, LLR Equity Partners, L.P. ("LLR Equity") and LLR Equity Partners Parallel, L.P. ("LLR Parallel" and together with LLR Equity, the "Purchaser") purchased, for $10 million, 1,176,458 shares (the "Initial Common Shares") of the Company's Common Stock (LLR Equity: 1,068,065 shares, LLR
Parallel: 108,393 shares) at a price of $8.50 per share and 10 shares (the "Series B Preferred Shares") of the Company's Series B Preferred Stock (the "Series B Preferred Stock") (LLR Equity: 9 shares, LLR Parallel: 1 share) at $10.00 per share. The Company's Series B Preferred Stock is not convertible into the Company's Common Stock. In addition, the Purchaser purchased, at no additional cost, warrants to purchase an additional 740,500 shares (the "Warrants") of the Company's Common Stock (LLR Equity: 672,274 shares, LLR
Parallel: 68,226 shares) at an exercise price of $12.00 per share. The Warrants are currently exercisable and expire on September 1, 2010. Under the Purchase Agreement, the Purchaser also received the right, at any time on or after September 1, 2005 or earlier upon certain events, to exchange the Initial Common Shares for shares of the Series C Preferred Stock, par value $.01 per share, of the Company (the "Series C Preferred Stock") on a two-for-one basis (the "Exchange Rights"). Further, each of the Purchase Agreement, the Warrants, the Certificates of Designation for the Series B Preferred Stock and the Series C Preferred Stock filed with the Secretary of State of the State of Delaware in connection with the consummation of the transactions contemplated by the Purchase Agreement, and that certain Registration Rights Agreement dated September 1, 2000 between the Company and the Purchaser, granted various additional rights to the Purchaser, including, but not limited to, preemptive, registration and anti-dilution rights, all of which rights are referred to collectively as the "LLR Rights." The $10 million aggregate purchase price was capital raised from the sale of interests in the Purchaser to investors.

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 10 OF 15 PAGES
----------------------------------|                       |---------------------


LLR Equity purchased an additional 39,600 shares of Common Stock in the open market (the "Additional Common Shares" and, together with the Initial Common Shares, the "Common Shares") in a series of transactions occurring in October 2001. The amount of funds used by LLR Equity to acquire the Open Market Shares was $169,394, and the purchases were funded using capital raised from the sale of interests in the Purchaser to investors.

ITEM 4.  PURPOSE OF TRANSACTION.

The Purchaser has entered into an agreement (the "Redemption Agreement") with the Company to sell the LLR Interests (as that term is defined below) to the Company for an aggregate purchase price of $18 million in cash (the "Purchase Price"). The Redemption Agreement expires on January 31, 2005. The Company intends to use a portion of the net proceeds received from an anticipated firm-commitment underwritten public offering of Common Stock (the "Public Offering") or the consummation of a sale of its equity securities (other than in connection with the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights outstanding as of the date hereof) (an "Offering") to pay the Purchase Price. A copy of the Redemption Agreement is attached hereto as Exhibit A. The "LLR Interests" means (i) the Common Shares less the Retained Shares (as that term is defined below); (ii) the Series B Preferred Shares; (c) the Warrants; (d) the Exchange Rights; and (f) the LLR Rights. The "Retained Shares" means a number of shares of Common Stock equal to the quotient of $2,000,000 divided by (i) the offering price per share of the Common Stock sold in the Public Offering, if the closing of the purchase and sale of the LLR Interests (the "Closing") is in connection with a Public Offering, or (ii) the Average Closing Price of the Common Stock if the Closing is in connection with an Offering. The "Average Closing Price" of the Common Stock shall mean as follows: (a) if traded through the NASDAQ National Market, the average of the closing prices of the Common Stock over the 20 trading day period ending the trading day immediately prior to the third business day following the closing of the Public Offering or the consummation of an Offering (the "Closing Date"); (b) if not traded through the NASDAQ National Market, but traded on a securities exchange, the average of the closing prices of the Common Stock over the 20 day trading period ending the trading day immediately prior to the Closing Date; and (c) if neither (a) nor
(b) is the case, but Common Stock is traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 20 trading day period ending the trading day immediately prior to the Closing Date.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 11 OF 15 PAGES
----------------------------------|                       |---------------------


its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      Beneficial Ownership

Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this statement are incorporated herein by reference.

As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,956,558 shares of Common Stock. This represents beneficial ownership of 31.1% of the Company's Common Stock, based on 6,288,649 shares outstanding as of July 28, 2004 as set forth in the Company's Form 10-Q for the quarter ended June 30, 2004.

Each of the Reporting Persons beneficially owns (i) that number of shares of Common Stock and (ii) that percentage of the Company's Common Stock (based on the Company's most recent public filings), as follows:


--------------------------------------------------------------------------------

                                                       Percentage of Issued and
                             Number of Shares of         Outstanding Common
                                Common Stock            Stock Beneficially
  Reporting Person           Beneficially Owned                Owned
-------------------------    ------------------        -------------------------
LLR Equity Partners, L.P.       1,779,939 (1)                  28.3%

LLR Capital, L.P.               1,956,558 (1)(2)               31.1%

LLR Capital, L.L.C.             1,956,558 (1)(2)               31.1%

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 12 OF 15 PAGES
----------------------------------|                       |---------------------




Howard D. Ross                  1,956,558 (1)(2)               31.1%

Ira M. Lubert                   1,956,558 (1)(2)               31.1%

Seth J. Lehr                    1,956,558 (1)(2)               31.1%
___________________________

(1) Includes 1,107,665 shares of Common Stock owned directly by LLR Equity and 672,274 shares of Common Stock issuable upon exercise of a currently exercisable warrant held by LLR Equity.

(2) Includes 108,393 shares of Common Stock owned directly by LLR Parallel and 68,226 shares of Common Stock issuable upon exercise of a currently exercisable warrant held by LLR Parallel.

(b)      Voting and Dispositive Powers

Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this statement are incorporated herein by reference.

The Reporting Persons share voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c) Transactions in Securities of the Company During the Past Sixty Days

Other than as set forth herein, the Reporting Persons have not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

(d)      Dividends and Proceeds

The Reporting Persons have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock

Not applicable.

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 1  | PAGE 13 OF 15 PAGES
----------------------------------|                       |---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Purchase Agreement dated October 21, 2004 by and among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2004

LLR EQUITY PARTNERS, L.P.

  By: LLR Capital, L.P., Its General Partner
  By: LLR Capital, L.L.C., Its General Partner

By: /s/ Seth J. Lehr
   -----------------
Seth J. Lehr
Managing Member

LLR CAPITAL, L.P.

By: LLR Capital, L.L.C., Its General Partner

By: /s/ Seth J. Lehr
   -----------------
Seth J. Lehr
Managing Member

LLR CAPITAL, L.L.C.

By: /s/ Seth J. Lehr
  ------------------
Seth J. Lehr
Managing Member


/s/ Howard D. Ross
------------------
Howard D. Ross


/s/ Ira M. Lubert
-----------------
Ira M. Lubert


/s/ Seth J. Lehr
----------------
Seth J. Lehr

                                    EXHIBIT A

                               PURCHASE AGREEMENT

         This PURCHASE AGREEMENT (the "Agreement") is made this 21st day of October, 2004 by and among Opinion Research Corporation, a Delaware corporation (the "Company"), LLR Equity Partners, L.P., a Delaware limited partnership ("LLR Partners") and LLR Equity Partners Parallel, L.P., a Delaware limited partnership ("LLR Parallel" and, together with LLR Partners, the "Sellers").

                                   BACKGROUND
                                   ----------

         WHEREAS, pursuant to a Purchase Agreement dated September 1, 2000 (the "LLR Purchase Agreement"), the Sellers purchased from the Company, and the Company issued and sold to the Sellers, the following securities: (a) 1,176,458 shares (the "Initial Common Shares") of the Common Stock, $.01 par value per share, of the Company (the "Common Stock"), (b) ten shares (the "Series B Preferred Shares") of the Series B Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock"); (c) warrants to purchase 740,500 shares of the Common Stock at a price of $12.00 per share (the "Warrants"); and
(d) anti dilution warrants to purchase shares of the Common Stock at a price of $.01 per share (the "Anti-Dilution Warrants");

         WHEREAS, the LLR Purchase Agreement grants to the Sellers, at any time on or after September 1, 2005 or earlier upon certain events, the right to exchange the Initial Common Shares for shares of the Series C Preferred Stock, par value $.01 per share, of the Company (the "Series C Preferred Stock") on a two-for-one basis (the "Exchange Rights");

         WHEREAS, pursuant to the LLR Purchase Agreement, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation for the Series B Preferred Stock (the "Series B Designation") and a Certificate of Designation for the Series C Preferred Stock (the "Series C Designation") setting forth the preferences, rights and restrictions applicable to the Series B Preferred Stock and Series C Preferred Stock, respectively;

         WHEREAS, each of the LLR Purchase Agreement, the certificates representing the Warrants (the "Warrant Certificates"), the certificates representing the Anti-Dilution Warrants (the "Anti-Dilution Warrant Certificates"), the Series B Designation, the Series C Designation, and the other Transaction Agreements (as such term is defined in the LLR Purchase Agreement) grant various rights to the Sellers, including, but not limited to, preemptive, registration and anti-dilution rights, all of which rights are referred to collectively in this Agreement as the "LLR Rights";

         WHEREAS, since September 1, 2000, the Sellers have purchased an additional 39,600 shares of the Common Stock in the open market (the "Additional Common Shares," and together with the Initial Common Shares, the "Common Shares");

         WHEREAS, the Company wishes to purchase from the Sellers, on the terms and subject to the conditions set forth in this Agreement, (a) the Common Shares, except for that number of Common Shares having a value of $2,000,000 determined as set forth herein, which shares shall be retained by the Sellers;
(b) the Series B Preferred Shares; (c) the Warrants; (d) the Anti-Dilution Warrants; (e) the Exchange Rights; and (f) the LLR Rights (except to the extent set forth in Section 1.3 hereof) (all of which are collectively referred to herein as the "LLR Interests");

         WHEREAS, the Sellers wish to sell to the Company the LLR Interests on the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, the Company anticipates that it will effect a firm-commitment underwritten public offering of shares of the Common Stock with aggregate proceeds of at least $20 million (the "Public Offering") or will otherwise consummate a sale of its equity securities (other than in connection with the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights outstanding as of the date hereof) with aggregate proceeds of at least $18 million (an "Offering") and that it will use a portion of the proceeds of the Public Offering or an Offering to pay the purchase price for the LLR Interests.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I
                SALE AND PURCHASE OF SHARES AND WARRANTS; CLOSING

    1.1  Sale and Purchase of LLR Interests.

         (a) Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as hereinafter defined), the Sellers shall sell and deliver to the Company and the Company shall purchase and take from the Sellers, the following: (i) the Common Shares less the Retained Shares (as defined below);
(ii) the Series B Preferred Shares; (iii) the Warrants; (iv) the Anti-Dilution Warrants; (v) the Exchange Rights; and (vi) the LLR Rights (except to the extent set forth in Section 1.3 hereof). "Retained Shares" means a number of shares of Common Stock equal to the quotient of $2,000,000 divided by (i) the offering price per share of the Common Stock sold in the Public Offering, if the Closing is in connection with a Public Offering, or (ii) the Average Closing Price of the Common Stock if the Closing is in connection with an Offering. The "Average Closing Price" of the Common Stock shall mean as follows: (a) if traded through the NASDAQ National Market, the average of the closing prices of the Common Stock over the 20 trading day period ending the trading day immediately prior to the Closing Date; (b) if not traded through the NASDAQ National Market, but traded on a securities exchange, the average of the closing prices of the Common Stock over the 20 day trading period ending the trading day immediately prior to the Closing Date; and (c) if neither (a) nor (b) is the case, but Common Stock is traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 20 trading day period ending the trading day immediately prior to the Closing Date. The Sellers shall retain the Retained Shares out of their Common Shares.

         (b) The aggregate purchase price for the LLR Interests shall consist of $18,000,000 in cash (the "Purchase Price").

    1.2  Closing.

         (a) The closing of the purchase and sale of the LLR Interests (the "Closing") pursuant to this Agreement shall take place on the third business day following the closing of the Public Offering or the consummation of an Offering at the offices of Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, Philadelphia, Pennsylvania, commencing at 10:00 a.m., local time, or at such other date, time or place as may be agreed to by the Company and the Sellers (the "Closing Date").

         (b) At the Closing, (i) the Sellers shall deliver to the Company (a) stock certificates representing the Common Shares, duly endorsed for transfer or accompanied with duly executed stock transfer powers, (b) stock certificates representing the Series B Preferred Shares, duly endorsed for transfer or accompanied with duly executed stock transfer powers, (c) the Warrants, duly endorsed for transfer or accompanied with duly executed stock transfer powers,
(d) the Anti-Dilution Warrants, duly endorsed for transfer or accompanied with duly executed stock transfer powers, and (e) a bill of sale in form of Exhibit A attached hereto; and (ii) the Company shall issue and deliver to the Sellers, proportionately based on the number of shares of Common Shares owned by them immediately prior to the Closing, stock certificates representing the Retained Shares. Notwithstanding anything to the contrary provided herein, if any of the Warrants, the Anti-Dilution Warrants, or the certificates representing the Common Shares or the Series B Preferred Shares shall be lost, stolen or destroyed, the Sellers shall deliver to the Company an affidavit of that fact and an undertaking of indemnity by the Sellers claiming such Warrants, Anti-Dilution Warrants, or certificates representing the Common Shares or the Series B Preferred Shares to be lost, stolen or destroyed.

         (c) At the Closing, the Company will deliver to the Sellers the Purchase Price, by wire transfer of immediately available funds in U.S. dollars, to a bank in the United States specified by the Sellers for the account of the Sellers.

         (d) If the Closing does not occur on or prior to January 31, 2005, this Agreement shall terminate and the parties hereto shall have no obligations with respect to this Agreement.

    1.3 Transaction Agreements. Notwithstanding anything herein to the contrary, the Sellers shall be entitled to the rights and subject to the obligations set forth in Sections 2.4, 2.5, 2.7, and 2.13 of that certain Registration Rights Agreement, dated as of September 1, 2000, by and among the Company and the Sellers (the "Registration Rights Agreement"), so long as the S-3 Registration (as that term is defined in Section 6.2 below) shall be in effect. In addition, the parties shall continue to be indefinitely entitled to the rights set forth in Section 2.8 of the Registration Rights Agreement (the "Indemnification Rights") and the provisions of Section 3 (Miscellaneous) of the Registration Rights Agreement applicable to the enforceability of the Indemnification Rights. Other than as set forth above, the obligations of the Sellers pursuant to the Transaction Agreements shall terminate and be of no further force or effect as of the Closing.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

         The Sellers jointly and severally represent and warrant to the Company as follows:

    2.1 Organization and Good Standing. LLR Partners is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. LLR Parallel is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted.

    2.2 Authorization. Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Sellers of this Agreement have been duly authorized by all requisite partnership action, and this Agreement has been duly executed and delivered by the Sellers and constitutes the valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

    2.3 Title; Liens and Encumbrances. The Sellers are the lawful owners, both beneficially and of record, of the Common Shares, the Series B Shares, the Warrants and the Anti-Dilution Warrants, free and clear of all liens, encumbrances and restrictions of every kind, and such securities represent all of the securities of the Company owned by the Sellers. Specifically, (a) LLR Partners owns 1,107,665 shares of the Common Stock, nine shares of the Series B Preferred Stock, and Warrants to purchase up to 672,274 shares of Common Stock, and (b) LLR Parallel owns 108,393 shares of the Common Stock, one share of the Series B Preferred Stock, and Warrants to purchase up to 68,226 shares of the Common Stock.

    2.4 Broker or Finder. No Person acting on behalf of the Sellers or under the authority of any of the foregoing is or will be entitled to any brokers' or finders' fee or any other commission or similar fee, directly or indirectly, from any of such parties in connection with any of the transactions contemplated by this Agreement.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Sellers as follows:

    3.1 Organization and Good Standing; No Conflict. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. Except as set forth below in this
Section 3.1, the execution and delivery of this Agreement by the Company and the consummation by Company of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the property or assets of the Company under, any of the terms, conditions or provisions of (i) the charter or bylaws of the Company, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its property or assets, or (iii) any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company is now a party or by which the Company or any of its property or assets may be bound or affected. The provisions of two Loan Agreements (the "Loan Agreements") between the Company and Allied Capital Corporation provide that the Company shall not redeem or repurchase any of its capital stock without the prior approval of Allied Capital Corporation. The Company anticipates that it will repay all of the debt outstanding pursuant to the Loan Agreements simultaneous with or prior to the Closing under this Agreement.

    3.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

    3.3 Broker or Finder. Except in connection with the Public Offering, no Person acting on behalf of the Company or under the authority of the Company is or will be entitled to any brokers' or finders' fee or any other commission or similar fee, directly or indirectly, from any of such parties in connection with any of the transactions contemplated by this Agreement.

    3.4 Series B Preferred Stock and Series C Preferred Stock Ownership. No shares of Series B Preferred Stock, other than the Series B Preferred Shares, are issued or outstanding. No shares of Series C Preferred Stock are issued or outstanding.

    3.5 Exempt Transactions. All necessary corporate action will be properly taken by the Company to cause the sale of the LLR Interests, to the extent of any pecuniary interest therein of Seth J. Lehr, to be an exempt transaction for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

                                   ARTICLE IV
                CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS

         The Company's obligation to purchase and make payment for the LLR Interests on the Closing Date is subject to the satisfaction of each of the following conditions (subject to any waiver of any such condition by the Company):

         4.1 Representations and Warranties. On the Closing Date, the representations and warranties of the Sellers contained in Article II hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date.

         4.2 Performance. All the covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Sellers on or prior to the Closing Date shall have been performed or complied with in all material respects.

         4.3 No Proceeding or Litigation. No suit, action or other proceeding by any federal, state, local or foreign governmental authority seeking to restrain, prevent or change the transactions contemplated hereby shall have been instituted and be pending.

         4.4 Resignation of Directors. The Company shall have received the resignations of each of Seth J. Lehr and John J. Gavin from their positions as members of the Company's Board of Directors.

         4.5 Public Offering. The Company shall have consummated the Public Offering or an Offering and received the net proceeds thereof, and, to the extent the aggregate proceeds of the Public Offering are less than $44 million or the aggregate proceeds of an Offering are less than $40 million, the consent of Allied Capital Corporation ("Allied") to the Company's purchase of the LLR Interests shall have been obtained in accordance with those certain Loan Agreements dated May 4, 2004 among the Company, certain of its affiliates and Allied. In the event the consent of Allied is required as set forth in the immediately preceding sentence, the Company shall use commercially reasonable efforts to obtain such consent. Nothing in this Agreement shall be construed to obligate the Company to consummate either the Public Offering or an Offering.

                                    ARTICLE V
                CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATIONS

         The Sellers' obligation to sell the LLR Interests on the Closing Date is subject to the satisfaction of each of the following conditions (subject to any waiver of such condition by the Sellers):

         5.1 Representations and Warranties. On the Closing Date, the representations and warranties of the Company contained in Article III hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date.

         5.2 Performance. All the covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

         5.3 No Proceeding or Litigation. No suit, action or other proceeding by any Governmental Authority seeking to restrain, prevent or change the transactions contemplated hereby shall have been instituted and be pending.

                                   ARTICLE VI
                    COVENANTS OF THE SELLERS AND THE COMPANY

         6.1 Payment of Sellers' Legal Fees. The Company shall pay legal fees actually incurred by Sellers in connection with the preparation of this Agreement and the Closing of the transactions contemplated hereby, whether or not the Closing occurs, provided that the Company's liability for such fees shall not exceed $35,000 in the aggregate and that the Sellers shall provide to the Company invoices with respect to such legal fees, which invoices shall include billing details to the extent the disclosure of such billing details would not waive the attorney-client privilege between the Sellers and their counsel.

         6.2 Effectiveness of Registration Statement. The Company shall maintain the effectiveness of the registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission on November 27, 2000 (SEC File No. 333-50732) (the "S-3 Registration") for a period of three months following the Closing Date.

         6.3 Exercise of Anti-Dilution Warrants. For so long as this Agreement is effective, each Seller hereby agrees that it shall not exercise any of the Anti-Dilution Warrants.

         6.4 Waiver of Transfer Restrictions. In connection with the transactions contemplated by this Agreement, the Company hereby agrees to waive compliance by the Sellers with the restrictions imposed by the LLR Purchase Agreement on the transferability of the Common Shares (less the Retained Shares), the Series B Preferred Shares, the Warrants and the Anti-Dilution Warrants.

         6.5 Acceleration of Vesting of Certain Options to Purchase Common Stock. Prior to the date hereof, (i) Seth J. Lehr, a director of the Company and an affiliate of the Sellers, received options to purchase an aggregate of 20,000 shares of Common Stock (the "Lehr Options") and purchased 1,688 shares of Common Stock from the Company under the Opinion Research Corporation Stock Purchase Plan for Non-Employee Directors and Designated Employees and Consultants (together with the Lehr Options, the "Lehr Securities"); and (ii) John J. Gavin, a director of the Company, received options to purchase an aggregate of 20,000 shares of Common Stock (the "Gavin Options" and, together with the Lehr Securities, the "Excluded Securities"). The Company hereby acknowledges and agrees that the Excluded Securities are not among the LLR Interests to be sold by the Sellers and purchased by the Company pursuant to this Agreement. The Company hereby further agrees that effective upon the resignation of Seth J. Lehr and John J. Gavin from the Company's board of directors, the Lehr Options and the Gavin Options shall become fully vested and immediately exercisable.

         6.6 Public Offering and Offerings. The Company hereby acknowledges and agrees that it shall not consummate a Public Offering or an Offering on or prior to January 31, 2005 without consummating the transactions contemplated hereby within the time periods set forth in Article I of this Agreement.

                                   ARTICLE VII
                       SURVIVAL OF COVENANTS, AGREEMENTS,
                 REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

         7.1 Survival. All covenants, agreements, representations and warranties made herein shall survive the Closing notwithstanding any due diligence or investigation conducted on behalf of any party and shall not merge in the performance of any obligation by any party hereto.

         7.2 Indemnification. To the maximum extent permitted by law, the Company shall indemnify and hold harmless the Sellers and their respective partners, agents, representatives, employees, director designees and affiliates solely from and against any and all loss, liability, cost and expense (including, without limitation, reasonable attorneys' fees, expenses and disbursements, which shall be reimbursed as incurred) incurred by such indemnified persons, directly or indirectly, in connection with claims by third parties (including derivative claims on behalf of the Company) under federal or state securities laws or under the Delaware General Corporation Law in connection with the Public Offering (to the extent it relates to the transactions contemplated hereby), any Offering (to the extent it relates to the transactions contemplated hereby) or the transactions contemplated by this Agreement; provided, however, that in no event shall the Sellers be entitled to indemnification hereunder if and to the extent that: (i) such indemnification is barred by final order of a court of competent jurisdiction or determined by final order of a court of competent jurisdiction to be unlawful; or (ii) the claims for which indemnification is sought arise from or are related to events or circumstances that (A) constitute a breach by the Sellers of their agreements, representations or warranties in this Agreement; or (B) are determined by final order of a court of competent jurisdiction to constitute fraud or willful misconduct perpetrated against the Company by the Sellers, provided that for purposes of this Section 7.2(ii)(B), the execution of this Agreement and performance of the obligations under this Agreement by Sellers shall not, without more, be deemed to constitute a fraud or willful misconduct perpetrated against the Company by Sellers. The foregoing indemnification obligation shall be in addition to and not in lieu of any indemnification obligation that the Company has to Seth J. Lehr and John L. Gavin as a result of being or having been members of the Board of Directors of the Company.

                                  ARTICLE VIII
                                  MISCELLANEOUS

         8.1 Specific Enforcement. The parties hereto acknowledge and agree that each would be irreparably damaged if any of the provisions of this Agreement are not performed by the other in accordance with their specific terms or are otherwise breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce this Agreement and the terms and provisions thereof specifically against the other, in addition to any other remedy to which such aggrieved party may be entitled at law or in equity.

         8.2 Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         8.3 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

         8.4 Amendments. This Agreement may not be modified, amended, altered or supplemented except by a written agreement signed by the Company and the Sellers, which shall be authorized by all necessary corporate or partnership action, as applicable, of each party. Any party may waive any condition to its obligations hereunder.

         8.5 Notices. Every notice or other communication required or contemplated by this Agreement to be given by a party shall be delivered either by (a) personal delivery, (b) courier mail, or (c) facsimile addressed to the party for whom intended at the following address:

                  To the Company:

                         Opinion Research Corporation
                         600 College Road East, Suite 4100
                         Princeton, New Jersey  08540
                         Attention: John F. Short, Chairman, President and CEO Facsimile No.: (609) 419-1830

                  With a copy (which shall not constitute notice) to:

                         Wolf, Block, Schorr and Solis-Cohen LLP
                         1650 Arch Street, 22nd Floor
                         Philadelphia, Pennsylvania  19103
                         Attention: David Gitlin, Esq.
                         Facsimile No.: (215) - 405-3884

                  To the Sellers:

                         LLR Equity Partners, L.P.
                         LLR Equity Partners Parallel, L.P.
                         1150 First Avenue, Suite 100
                         King of Prussia, Pennsylvania  19406
                         Attention: Howard Ross
                         Facsimile No.: (215) 717-2270

                  With a copy (which shall not constitute notice) to:

                         Pepper Hamilton LLP
                         3000 Two Logan Square
                         18th & Arch Streets
                         Philadelphia, PA  19103-2799
                         Attention: Barry M. Abelson, Esq.
                         Facsimile No.: (215) 981-4750
or at such other address as the intended recipient previously shall have designated by written notice to the other parties. Notice by courier mail shall be effective on the date it is officially recorded as delivered to the intended recipient by return receipt or equivalent. All notices and other communications required or contemplated by this Agreement delivered in person or sent by facsimile shall be deemed to have been delivered to and received by the addressee and shall be effective on the date of personal delivery or at the time of confirmation, respectively. Notice not given in writing shall be effective only if acknowledged in writing by a duly authorized representative of the party to whom it was given.

         8.6 Integration. This Agreement (including any Exhibits and Schedules hereto) and other documents delivered pursuant hereto constitute the entire understanding of the parties with respect to the subjects hereof and thereof. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein with respect to any matter.

         8.7 Waivers. No failure or delay on the part of either party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

         8.8 Governing Law. This Agreement shall be exclusively governed by, construed in accordance with, and interpreted according to the substantive law of the State of Delaware without giving effect to the principles of conflict of laws.

         8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. A facsimile transmission of an original signature shall be deemed to be an original signature.

         8.10 Cooperation. The parties hereto shall each perform such acts, execute and deliver such instruments and documents and do all such other things as may be reasonably necessary to accomplish the transactions contemplated in this Agreement.

         8.11 Section Headings and Captions. Section headings and captions used in this Agreement are provided for convenience only and shall not affect this Agreement's meaning or interpretation.

         8.12 Delivery by Facsimile. This Agreement, the agreements and instruments referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

         8.13 Interpretation of Agreement. The parties hereto acknowledge and agree that this Agreement has been negotiated at arm's-length and among parties equally sophisticated and knowledgeable in the matters dealt with in this Agreement. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties as set forth in this Agreement.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first set forth above.

                                         OPINION RESEARCH CORPORATION


                                         By: /S/ DOUGLAS L. COX
                                            ------------------------------------
                                              Name:  Douglas L. Cox
                                              Title: Executive Vice President
                                                     and Chief Financial Officer

                                         LLR EQUITY PARTNERS, L.P.

                                         By: LLR CAPITAL, L.P.
                                                Its General Partner

                                                By:   LLR CAPITAL, L.L.C.
                                                      Its General Partner

                                                      By: /S/ HOWARD ROSS
                                                         -----------------------
                                                           Name:  Howard Ross
                                                           Title: Partner

                                         LLR EQUITY PARTNERS PARALLEL, L.P.

                                         By: LLR CAPITAL, L.P.
                                                Its General Partner

                                                By:   LLR CAPITAL, L.L.C.
                                                      Its General Partner

                                                      By: /S/ HOWARD ROSS
                                                         -----------------------
                                                           Name:  Howard Ross
                                                           Title: Partner